MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the interim financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the three and six months ended June 30, 2010 and the year ended December 31, 2009 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of August 10, 2010.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2	Overview

Great Basin is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the rank of a junior gold producer as these two projects commence commercial production. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

The Company achieved the following milestones during the quarter ended June 30, 2010:

Hollister Property

  10% improvement quarter on quarter on cash mining cost per Au eqv. oz1 recovered.
  18% improvement quarter on quarter on cash mining cost per Au eqv. oz extracted.
  30,288 dry tons delivered to Newmont under the ore purchase agreement with a further 3,956 dry tons delivered in July 2010.
  Positive underground exploration results.

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1 Gold equivalent ounces (Au eqv. oz) calculated at US$1,000 Au and US$15 silver (Ag) per ounce.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Esmeralda Property (processing material from Hollister Property)

  36% improvement quarter on quarter in mill throughput.
  42% improvement quarter on quarter in Au eqv. oz recovered.
  10% improvement quarter on quarter in cash milling cost per Au eqv. oz recovered.
  Completed optimization project to allow for consistent mill throughput of 350 tons per day and to achieve recoveries in excess of 90%.

Burnstone Property

  Good progress on metallurgical plant with first gold pour projected for September 2010.
  8,505 ft (2,577 m) cumulative reef development completed.
  Sinking phase of the Vertical shaft completed, equipping underway.
  Decline holed with Vertical shaft, allowing access for infrastructure construction.

Corporate activities

  Closed US$47 million export finance facility with Credit Suisse and subsequently increased the facility with an additional US$25 million.
  Disposal of investment in Kryso Resources Plc for $3.5 million.
  Restructuring of guarantee to Black Economic Empowerment (“BEE”) partner for Burnstone and reinstated good standing of transaction.
  Settlement of contingent exploration liability on Rusaf acquisition, thereby preserving $15 million in future cash flow and avoiding further potential share dilutions.
1.2.1	Hollister Property, Nevada, USA

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 50 mi (80 km) from Elko, Nevada. Great Basin’s surface exploration efforts at Hollister during 1997-2001 resulted in the discovery and delineation of several high-grade epithermal gold-silver vein systems on the property. The main vein systems, called Clementine and Gwenivere, have been accessed by decline and underground development for confirmation and trial extraction of mineral reserves; the development also provides staging for the ongoing exploration and development drilling that is in progress.

Permitting

The Environmental Impact Study (“EIS”) process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receipt of BLM approval for the amended Plan of Operations, the underground exploration and development activities at the Hollister Property must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit (“WPCP”) issued by the Nevada Department of Environmental Protection (“NDEP”), in a manner that aims to fully protect the environment and archaeological resources near the development and will not create any additional surface disturbance or new environmental impacts.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Environmental Impact Study

The Notice of Intent (“NOI”) was published in the Federal Register on April 19, 2010, which initiated the formal EIS scoping process. However, parallel to the NOI publication process, the Company was able to make progress on a number of activities to support the EIS. The third party contractor was selected and has been meeting regularly with management and the BLM EIS Interdisciplinary Team to streamline the EIS process. The preliminary draft EIS is in progress, which includes Chapters 1 and 2, the introduction and existing environment/proposed action, as well as Chapter 3, which describes the environmental consequences. The EIS will ultimately consist of the prescribed 5 chapters. Work has now been completed on the development of the hydrologic model and the draft report has been submitted to BLM for review. A cultural literature search to review all survey information and reports that exist for the Tosawihi district has been completed. Work is nearly complete in defining survey gaps that require additional Class III survey work. In addition, the Elko County Commissioners voted to be a cooperating agency on the development of the EIS. The public scoping process was completed in May and the Draft Scoping Report has been presented to the BLM for review. The planned completion date for the record of decision is February 2012.

Trial stoping

	3 months	3 months	6 months	6 months
	ended June 30	ended June 30	ended June 30	ended June 30
	2010	2009	2010	2009
Ore tons to surface	23,145	18,442	48,922	35,546
Contained Au oz	28,315	16,597	53,523	37,943
Contained Ag oz	164,493	108,129	331,136	305,625
Contained Au eqv oz	30,782	18,219	58,489	42,528
Average grade Au eqv oz/t	1.33	0.99	1.20	1.20
Mining cash cost per ton[2]	$389	$390	$386	$423
Mining cash cost per Au eqv oz (contained)	$293	$376	$323	$354

The momentum gained during the first quarter of 2010 continued into the second quarter with 23,145 ore tons, containing an estimated 28,315 Au eqv oz, delivered to the surface stock pile from trial mining activities. Contained Au eqv oz extracted improved 11% quarter on quarter and 38% compared to the 6 months ended June 30, 2009. Ore tons extracted improved 26% from the 2009 second quarter and brings the year to date ore tons extracted through trial mining to 48,922 tons for the 6 months ended June 30, 2010; a 38% improvement compared to the 6 months ended June 30, 2009..

Mining cash cost per ton for the quarter were similar to the costs achieved in the first quarter of 2010, even though some 2,632 fewer tons were hauled to surface than in the first quarter; the cash cost per ton for the quarter is also comparable to the cost achieved in the second quarter of 2009. Mining cash cost per Au eqv oz (contained) improved 18% quarter on quarter to $293 (Q1 2010: $357) and 22% from the second quarter of 2009. Year to date mining cash cost per ton and per Au eqv oz both improved by 9% from the comparative period. The continuous cost saving campaign and focus to increase ore tonnages are delivering positive results; areas for further improvement have been identified.

___________________________________

2 Mining cash cost excludes haulage and milling cost and only represents cash costs incurred to deliver ore bearing material to the surface stock pile. The costs represented for the respective periods exclude movement in the average cost of material stock piled.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

To June 30, 2010, a total of 19,391 tons containing an estimated 18,039 Au eqv. oz had been accumulated on a surface stockpile.

Ore processing and toll milling agreements

On June 14, 2010, the Company signed a settlement agreement (“the settlement agreement”) with Resources USA Inc. (“Queenstake”), thereby settling the previously disclosed dispute and eliminating any prior agreements entered into with Queenstake. The settlement agreement consists of toll milling provisions for 5,000 tons of high grade and a like amount of lower grade ore on the basis that the parties will split the metal proceeds and milling costs of $88 per ton. Queenstake’s share will be reduced if metal recoveries are off by more than 10% from the targeted recoveries of 88% Au and 82% Ag.

The Company previously announced that it had entered into an ore purchase agreement with Newmont Mining Limited’s (“Newmont”) to sell up to a maximum of 50,000 ore tons, but not less than 35,000 ore tons. A total of 30,288 ore tons were trucked to Newmont by June 30, 2010 with a further 3,956 delivered in July 2010. Newmont settled 75% of the estimated value of the ore within 5 days after delivery at a fixed metal price of US$1,000/oz for gold (Au) and US$17/oz for silver (Ag). The outstanding amount will be settled once all metal has been crushed and final assays received.

The Company expects to recover approximately 27,000 Au eqv. oz with estimated net proceeds of US$24 million in terms of this agreement for the initial 35,000 ore tons sold.

Development

A total of 1,857 ft (563 m) of development has been completed during this quarter. 1,177 ft (357 m) of development in waste was directed at accessing the different veins at different levels and 680 ft (206 m) of development was on-vein.

Underground Exploration and Evaluation

Significant progress has been made with the geological and structural modeling of the Hollister epithermal vein systems. The added experience and close coordination of the geology and mining team is leading to marked refinements in modeling and evaluation of the deposit, resulting in improved trial mining efficiencies. A detailed underground geological mapping program continued during the quarter and has provided significant new insights into the structures controlling the development of the epithermal veins. A series of N50E trending faults have been mapped which control the formation and geometry of the Hollister vein systems. These structures have been exposed both through underground development and trial mining activities and, effectively, break the deposit into at least 7 distinct domains.

As a consequence, the extensions and geometry of the bonanza vein systems can now be predicted more accurately. Structural mapping has also brought into context many of the vein intersections from the underground exploration, stope delineation and cover drilling, as well as focused the targeting process for extensions to the veins, stepping out to the northwest (Gloria system) and the southeast (Gwenivere system). A further exciting development is the exposure of a vein structure that effectively marks the convergence of the main Gwenivere and Clementine veins. This combined structure has been shown to host veins ranging from 0.5 to 13.6 ft (0.1 -4.1 m) wide and with gold grades from 0.1 to 2.8 opt (3.0 -97.0 g/t).

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

The impact of the underground structural mapping on how the Company can target its drilling programs is significant.

Work to date has shown that:

  The N50E structures have a direct control on the geometry and extent of the individual veins. Furthermore, this structural control has considerably tightened up the prediction of where the veins fault, taper, and migrate.
  Seven areas have been identified where opportunities exist to find new mineralization close to current infrastructure, slab the side walls of trial mining stopes to expose parallel veining, and extension targets controlled by the N50E faults.
  The current underground targets (Gloria vein system to the northwest, Velvet vein system to the north, and Pit Feeder vein system to the southwest) are still potential targets; however, the N50E faults now explain the geometry of “step-outs” to the northwest (eg Gloria), and also the Gwenivere vein to the southeast. Underground development in these areas would assist in optimizing the location of drill set ups to advance the evaluation of the veins.
  A swarm of mostly narrow veins, as indicated by intersections to date, has been modeled to the north and subparallel to the Clementine vein system. A phased program of drilling is required to fully assess the extent and grade of these veins.
  The Velvet vein target, located approximately 3,000 ft (980 m) to the north of the Gwenivere and Clementine vein systems, is increasingly appearing to be a separate, “Clementine-like” vein system. This is further evidenced by the coincidence of disseminated Blanket-style mineralization in the Tertiary volcanic strata at Velvet coincident with surficial mercury occurrences and coupled with extensive chalcedonic/opaline quartz development – surface evidence of past hydrothermal activity on the Velvet-Butte trend.

The enhanced geological work is having a significant impact on the confidence in the 24-month mine plan, by not only providing a more accurate vein model to plan from but also demonstrating the location of additional mineralization that is extractable from existing mine development infrastructure. The updated vein model is also indicating where development and/or trial stoping has moved off-vein. The knowledge gained from mapping the N50E faults is also expected to positively affect stope delineation borehole planning and prediction of vein development and grade trends.

Currently, exploration and cover drilling is undertaken using one underground (U8) drilling rig; and shorter, stope delineation drill fans are completed with a second (U6 equivalent) rig. 73 underground boreholes have been completed during the quarter: 3 were for exploration, 19 covered extensions of the Gwenivere and Clementine vein systems and 51 tested stope delineation targets on both vein systems. Drilling statistics for the quarter are shown below.

Hollister Q2 2010 Summary of underground drilling statistics
		April	No Bh	May	No Bh	June	No Bh	Total	No Bh
Exploration / Cover	Feet	2,129	2	6,100	12	4,435	8	12,664	22
	Meters	649		1,859		1,352		3,860
Stope Delineation	Feet	3,573	19	4,917	20	3,280	12	11,770	51
	Meters	1,089		1,499		1,000		3,588
Grand Total	Feet	5,702	21	11,017	32	7,715	20	24,434	73
	Meters	1,738		3,358		2,352		7,448

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

During the quarter a number of substantive intersections have been received from the cover drilling of the Gwenivere vein system, notably 4.8 ft @ 1.123 opt (38.51 g/t) Au in hole HDB-368; and 4.0 ft @ 1.381 opt (47.35 g/t) Au and 5.8 ft @ 1.607 opt (55.11 g/t) Au in hole HDB-374. Stope delineation drilling in the high grade Clementine veins has yielded 14 intersections of over 1 opt Au, including 0.5 ft @ 14.922 opt (511.60 g/t) Au in hole HSD-226 and 1.2 ft @ 13.336 opt (457.23 g/t) Au in hole HSD-236. HSD-257 yielded a Gwenivere intersection of 2.9 ft @ 2.826 opt (96.89 g/t) Au.

Two fans of cover drilling aimed at further evaluating the development of the North Clementine and Gloria vein systems to the north-west of current infrastructure were completed during the quarter. The first fan, at 5° azimuth, consisted of HDB-380 to HDB-384, and all drill holes penetrated both the North Clementine and Gloria Vein systems. Two veins from the North Clementine Vein System were encountered in this fan. They varied from moderate quartz stockwork to a 0.8 ft (0.2 m) banded quartz vein, with grades up to 0.597 opt (20.47 g/t) Au and 6.5 opt (224 g/t) Ag. The Gloria Vein in this fan is up to 0.6 ft (0.18 m) thick at higher elevations, between 5,200 and 5,400 ft, and generally splayed into numerous smaller veinlets with depth. The Gloria Vein had grades up to 0.452 opt (15.50 g/t) Au and 7.4 opt (254.2 g/t) Ag.

The second fan was drilled further to the west, at a 338° azimuth, and consisted of drill holes HDB-385 to HDB-391. Three veins from the North Clementine Vein System were intersected in this fan, with veins up to 0.45 feet (0.14 m) thick and grades up to 0.428 opt (14.68 g/t) Au and 2.5 opt (85.7 g/t) Ag. Two splays from the Gloria Vein System were also encountered in this fan. Generally, each drill hole penetrated a thicker, up to 1.0 ft (0.3 m), quartz vein, followed by thin veinlets or quartz stockwork approximately 10-20 ft (3-6 m) further to the north. The first larger Gloria Vein consistently had a lower gold grade than the second thinner vein further to the north. The larger Gloria Vein had grades up to 0.059 opt (2.012 g/t) Au and 4.1 opt (139 g/t) Ag, while the second Gloria Vein had up to a 0.6 ft (0.18 m) intercept grading up to 8.071 opt (276.7 g/t) Au and 56.9 opt (1951 g/t) Ag.

A summary of borehole intersections from Underground diamond drilling is tabulated below:

Hollister Q2, 2010 drilling intersections
				Average
		No	No	width		Average grade
		holes					Au		Ag
Type of drilling	Target		Intersections	ft	m	Au (opt)	g/t	Ag (opt)	g/t
Stope	Gwenivere	12	19	2.4	0.73	0.363	12.46	1.6	53
Stope	Main Clementine	4	7	0.7	0.21	0.962	32.99	35.7	1225
Stope	Central Clementine	13	28	1.3	0.41	1.769	60.66	9.2	314
Exploration	North Clementine	12	16	0.9	0.27	0.293	10.06	1.7	57
Exploration	Gloria	5	7	0.9	0.29	1.749	59.95	12.5	427
Exploration	Pit Feeder	2	0	Bad ground – boreholes to be re-drilled.

Vein characteristics from Underground diamond drilling are summarized below:

Notable assay intercepts for Q 2 Exploration and Cover drill holes:
						Significant Intercepts
		Vein Intersection
	Drill Hole	ft			Est.
Vein System	ID			Drilled	True	Analytical Results
		From	To	Thickness ft	Width ft	Au	Au (g/t)	Ag	Ag (g/t)
						(opt)		(opt)
Pit Feeder	HDB-378	To be re-drilled
Pit Feeder	HDB-379	To be re-drilled
N Clementine	HDB-380	37.4	38.3	0.9	0.9	0.279	9.57	0.8	27
N Clementine		168.3	169.0	0.7	0.7	0.208	7.13	0.7	25
N Clementine	HDB-381	37.9	39.3	1.4	1.4	0.597	20.47	6.5	224
N Clementine	HDB-382	38.9	41.0	2.1	2.0	0.179	6.14	0.4	14
N Clementine		103.1	103.8	0.7	0.7	0.360	12.34	0.4	15
N Clementine		105.0	105.7	0.7	0.7	0.309	10.59	1.3	44
N Clementine	HDB-383	41.0	42.2	1.2	1.1	0.208	7.13	1.7	54
Gloria		295.2	296.3	1.1	1.0	0.196	6.72	7.7	264
Gloria	HDB-384	312.7	313.8	1.1	1.0	0.370	12.69	2.5	85
Gloria		316.9	317.7	0.8	0.7	0.445	15.26	7.4	254
Gloria		325.8	326.7	0.9	0.8	0.452	15.50	0.9	31
N Clementine	HDB-385	45.5	46.3	0.8	0.7	0.428	14.68	1.2	40
Gloria		341.1	342.2	1.1	1.0	0.826	28.32	8.0	275
N Clementine	HDB-386	43.9	44.5	0.6	0.6	0.279	9.56	0.9	29
Gloria		336.4	337.0	0.6	0.6	8.071	276.70	56.9	1951
N Clementine	HDB-387	43.2	43.8	0.6	0.6	0.144	4.93	0.6	20
Gloria		333.4	334.9	1.5	1.5	3.090	105.90	16.0	548
N Clementine	HDB-388	41.8	43.6	1.8	1.8	0.355	12.18	1.2	43
N Clementine	HDB-389	202.3	202.9	0.6	0.6	0.107	3.67	2.0	67
N Clementine		429.0	429.5	0.5	0.5	0.190	6.51	0.9	31
N Clementine	HDB-390	45.3	45.8	0.5	0.5	0.161	5.52	1.5	52
N Clementine		46.8	47.4	0.6	0.5	0.219	7.51	2.0	70
N Clementine	HDB-391	53.5	54.6	1.1	0.8	0.383	13.13	2.5	86

Notable assay intercepts for Q2 Stope drill holes:

		Vein Intersection
	Drill Hole	ft			Est.
Vein System	ID			Drilled	True	Analytical Results
		From	To	Thickness ft	Width ft	Au	Au (g/t)	Ag	Ag (g/t)
						(opt)		(opt)
Main Clementine	HSD-229	98.8	99.4	0.6	0.6	0.03	1.04	34.5	1183
Main Clementine		213.4	214.2	0.8	0.8	0.328	11.25	9.6	328
Main Clementine	HSD-230	197.7	198.5	0.8	0.7	0.541	18.55	29.6	1014
Main Clementine		242.0	242.7	0.7	0.6	0.44	15.09	5.7	194
Main Clementine	HSD-231	143.2	144.3	1.1	1.1	2.904	99.56	26.2	899
Main Clementine	HSD-232	230.0	230.6	0.6	0.5	0.694	23.79	179.3	6148
Main Clementine		251.1	251.7	0.6	0.5	0.308	10.56	1.0	35
C Clementine	HSD-233	79.7	80.4	0.7	0.5	0.193	6.62	0.3	9
C Clementine		83.8	84.4	0.6	0.5	0.364	12.48	0.2	6
C Clementine		99.0	100.2	1.2	0.9	1.949	66.82	3.3	114
C Clementine	HSD-234	73.4	74.9	1.5	1.3	0.394	13.51	2.0	68
C Clementine		75.8	76.3	0.5	0.5	0.672	23.04	1.9	64
C Clementine		146.0	146.7	0.7	0.6	0.620	21.26	0.5	16
C Clementine		180.9	181.3	0.4	0.4	1.403	48.10	1.0	33
C Clementine	HSD-235	79.1	80.2	1.1	0.9	2.844	97.51	20.2	694
C Clementine		82.6	83.9	1.3	1.1	1.727	59.21	3.2	111
C Clementine		118.4	120.0	1.6	1.3	0.224	7.68	0.5	16
C Clementine	HSD-236	59.2	60.9	1.7	1.2	13.336	457.23	1.9	66
C Clementine		78.2	80.4	2.2	1.5	0.892	30.58	0.7	25
C Clementine		97.3	104.4	4.9	4.9	3.157	108.23	32.1	1099
C Clementine	HSD-237	116.0	116.5	0.5	0.4	0.102	3.48	2.7	91
C Clementine		152.6	153.4	0.8	0.7	0.188	6.45	0.2	8
C Clementine	HSD-238	93.5	96.5	3.0	2.5	2.060	70.63	6.7	230
C Clementine		157.2	158.8	1.6	1.3	1.178	40.39	6.9	237
C Clementine	HSD-239	102.8	106.5	3.7	2.6	0.788	27.01	3.2	109
C Clementine	HSD-240	33.8	35.1	1.3	1.0	0.169	5.79	0.1	4
C Clementine		94.1	96.0	1.9	1.5	1.471	50.45	8.0	277
C Clementine		109.6	111.7	2.1	1.6	1.342	46.02	7.1	242
C Clementine	HSD-241	27.3	28.4	1.1	1.1	0.226	7.75	3.1	106
C Clementine		39.0	39.5	0.5	0.5	0.147	5.04	2.5	86
C Clementine		68.6	69.1	0.5	0.5	0.150	5.14	0.8	27
C Clementine	HSD-242	43.0	44.6	1.6	1.3	1.39	47.66	14.9	512

Notable assay intercepts for Q2 Stope drill holes (continued):

		Vein Intersection
	Drill Hole	ft			Est.
Vein System	ID			Drilled	True	Analytical Results
		From	To	Thickness ft	Width ft	Au	Au (g/t)	Ag	Ag (g/t)
						(opt)		(opt)
C Clementine	HSD-243	No significant assays
C Clementine	HSD-244	42.6	45.2	2.8	2.3	1.075	36.86	7.2	247
C Clementine		46.5	47.9	1.4	1.1	0.104	3.58	4.7	161
C Clementine	HSD-245	35.9	39.5	3.6	3.6	1.925	66.00	13.6	466
Gwenivere	HSD-246	67.0	69.2	2.2	2.1	0.010	0.35	0.7	24
Gwenivere		107.5	108.4	0.9	0.9	0.141	4.83	0.7	24
Gwenivere	HSD-247	70.7	71.6	0.9	0.9	0.144	4.94	1.1	38
Gwenivere		74.4	75.5	1.1	1.1	0.102	3.49	0.2	6
Gwenivere	HSD-248	108.2	110.3	2.1	2.0	0.103	3.53	2.7	91
Gwenivere	HSD-249	98.9	103.0	4.1	3.5	0.037	1.28	0.7	24
Gwenivere		110.3	110.8	0.5	0.4	0.131	4.48	0.3	10
Gwenivere		139.4	140.0	0.6	0.5	0.106	3.63	1.0	33
Gwenivere	HSD-250	78.7	82.6	3.9	3.9	0.193	6.62	0.2	6
Gwenivere		82.6	85.4	2.8	2.8	0.082	2.80	0.7	25
Gwenivere	HSD-251	No significant assays
Gwenivere	HSD-252	61.5	63.0	1.5	1.2	0.100	3.44	0.1	3
Gwenivere		145.0	149.5	4.5	3.7	0.008	0.27	0.8	28
Gwenivere	HSD-253	98.3	99.1	0.8	0.7	0.293	10.05	0.4	13
Gwenivere		134.2	139.6	5.4	4.5	0.663	22.73	3.4	115
Gwenivere	HSD-254	117.0	121.1	4.1	4.0	0.501	17.18	4.0	136
Gwenivere	HSD-255	117.5	121.0	3.5	3.5	0.051	1.75	1.5	50
Gwenivere	HSD-256	135.8	142.1	6.3	5.7	0.04	1.38	1.6	54
Gwenivere	HSD-257	164.1	166.0	1.9	1.5	0.592	20.30	1.2	41
Gwenivere		166.0	169.7	3.7	2.9	2.826	96.89	2.1	72

The underground drilling will continue to focus on opportunities accessible from the current underground infrastructure, providing more information about the strike (3,000 ft/980 m) and vertical (1,300 ft/396 m) continuity of the vein systems.

The process of re-modeling the Hollister mineral system is underway. The vein model has now been increased to 30 discrete east-west striking sub-vertical veins (an increase from the previous estimate of 21 veins in June 2009), and include the Clementine, North Clementine, Gwenivere and Gloria vein groups. The system is still open along strike, at depth, and in areas up to and above the Ordovician/Tertiary Unconformity.

An updated mineral resource estimate is scheduled for the third quarter. The revised vein modeling will positively impact on the integrity of the resource estimation. Future work planned for July and August will involve the geological and geostatistical evaluation of informing data for the vein wireframes, followed by a mineral resource estimation based on the in-situ vein model. The close–off date for data utilized for the mineral resource estimate is June 30.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Surface Exploration

No surface exploration drilling was conducted during the quarter. Progress was made integrating the geophysical survey interpretations (in particular geological structures) with available geological data. A revised/updated surface geological map has been initiated, and will be field validated during the third quarter of 2010.

A second Hollister geochemical standard is under construction that will match the common grade range of the ore stockpile material (~ 1 opt / 31 ppm Au and 8 opt / 250 ppm Ag). The sample, of approximately 1,500 pounds of coarse crushed drill core rejects, has been pulped and prepped by American Assay Laboratories. The sample will be mixed in a ribbon blender prior to its use in round robin assay analysis.

Remainder of fiscal 2010

Trial mining will be focused on increasing ore tons from underground to reach the planned 30,000 ore tons per quarter as this will have a favorable impact on production unit costs. A number of stopes have now been prepared for trial mining during the remainder of the year with further development focused on preparing stopes for 2011. The construction of the West Alimak raise will continue during the quarter and completion of this raise will allow access to the western side of the mine where limited exploration and trial mining has occurred to date. Processing of the ore tons at the Jerrit Canyon facility will be completed in August 2010.

Underground drilling will continue, with the exploration drill rig planned to complete the current program. During the third and fourth quarter drilling will test targets to the south-east (Gwenivere extensions), the Velvet target to the north, as well as multiple targets north of the Clementine vein system. These targets have the potential to be brought into the mine plan at short notice, subject to drill success. The deeper targets would be providing resource conversion and longer range potential mining opportunities.

1.2.2	Esmeralda property, Nevada, USA

The Esmeralda Mine and Property consist of patented and unpatented mining claims, fee lands, water rights and a mill. Other features of the Esmeralda Property include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas.

Esmeralda is approximately 220 mi (354 km) from Winnemucca and approximately 290 mi (467 km) from the Hollister property with 80% of the latter distance over paved roads.

Permitting

A mercury permit application for the retort and carbon kiln was submitted to the NDEP on April 22, 2010. Approval for the reconstruction of the original furnace and drying oven was received from the NDEP on February 5, 2010. The refurbished furnace has been re-installed and the first gold pour took place on April 14, 2010.

Refurbishment of mill

The optimization project, which commenced in the last quarter of 2009 to increase recoveries and mill throughput, had substantially been completed in July 2010 with the completion of the installation of the second carbon stripping vessel. The mill is now capable of processing up to 350 tons per day and, with the addition of lead-nitrate to the system, is expected to achieve metallurgical recoveries in excess of 90%.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Mill performance

	3 months ended	3 months ended	6 months ended
	June 30, 2010	March 31, 2010	June 30, 2010
Tons milled	21,819	16,016	37,835
Recovered Au oz	16,666	11,756	28,422
Recovered Ag oz	74,855	51,762	126,617
Recovered Au eqv oz	17,789	12,533	30,322
Au eqv oz sold	13,786	6,062	18,848
Recovery % Au	82%	77%	80%
Recovery % Ag	55%	57%	56%
Au Eqv oz in inventory	16,102	12,099	16,102

The Esmeralda Mill’s operational performance improved 36% quarter on quarter with a total of 21,819 tons being processed in the quarter, recovering 17,789 Au eqv oz. Although mill recoveries improved quarter on quarter, these recoveries had still not achieved expected levels as the optimization project was only completed during July 2010. The installation of the Merril Crow Unit as well as the addition of lead nitrate is expected to improve the recoveries to 90% on an Au eqv. oz basis.

Mill inventory on June 30, 2010 includes loaded carbon, containing 6,084 Au eqv. oz, that was shipped in July 2010 to a refiner for treatment in order to reduce the inventory holding.

Remainder of fiscal 2010

The focus in the third quarter is to achieve continuous milling rates of 350 tons per day and to increase the metal recoveries to over 90%. The cost savings project will focus on reducing process costs by eliminating certain activities from processing, including the use of outside refiners to treat carbon and sludge, and the associated transport costs.

1.2.3	Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is located in the South Rand area of the Witwatersrand Goldfields, approximately 50 mi (80 km) southeast of the city of Johannesburg and near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines.

The Burnstone Project has received all of the required permits to complete the development of the mine and commence full-scale underground mining; the latest permit received during July 2010 was the Integrated Water Use License (“IWULA”). Block B and Block C, containing an estimated 280,000 oz and 231,400 oz of Au, respectively, will be the first areas of the ore body to be accessed and mined in the next 36 months, while underground access to the remaining areas of the ore body under the mine plan is being developed.

Underground development

Good progress continues to be made on drifts to open up mining blocks B and C. As at June 30, 2010, a total of approximately 8,505 ft (2,577 m) of reef development had been completed, and the decline shaft has holed with the vertical shaft. A total of 15,312 ft (4,640 m) of development has been completed to date. As at June 30, 2010, approximately 125,000 ore tons (quarter ended March 2010 – approximately 80,000 tons) from mining and development had been accumulated on the surface stockpile.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Vertical shaft complex

a.	Shaft sinking and underground development

Shaft bottom (1,601 ft/488 m) was reached in May 2010 which concluded the sinking phase of the project. Equipping of the shaft commenced during the quarter and work was completed from shaft bottom to 40 level. This includes the ore handling and tipping arrangements at 41 level.. The decline was holed with the vertical shaft, resulting in additional access to 40 level as well as improved ventilation.

Equipping of the shaft will be completed during Q3 2010 in line with the project commissioning schedule and in order to allow for commencement of rock hoisting. Hoisting waste and ore with the shaft will have a significant impact on haulage efficiencies and costs, and will improve underground development rates due to better availability of trackless equipment which is currently being negatively affected by haulage distances.

b.	Refurbishment of winders

The progress of the winder refurbishment and installation program is on track and within project schedule.

  Rock winder refurbishment

The rock winder refurbishment program is complete. The winder has been delivered to site and installed, cold commissioned and will be hot commissioned as soon as Eskom (the State power company) electrical supply to the site has been established in August (refer Figure 1).

Figure 1

  Man/Service winder refurbishment

The service winder refurbishment program is complete. The winder has been delivered to site and installed, cold commissioned and will be hot commissioned as soon as Eskom electrical supply is on site (refer Figure 2).

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Figure 2

c.	Winder building (Civil and structural design and construction)

The winder house was completed during the quarter.

Metallurgical plant

The quarter was distinguished by intense civil and mechanical construction activities. These activities are characterized by difficult and intricate construction activities, entailing more than 1,000 construction workers on site at the same time. Substantial progress was made during the quarter after some delays due to 34 days of unseasonable heavy rains in the previous quarter. The delays were mitigated as much as possible but impacted on the integrated schedule due to congestion of contractors on the construction site. Every effort is being made to ensure the delivery of an operational plant by September 2010.

The following components were advanced and will be completed during August 2010:

  Mill complex (Semi autogenous grinding mill, ball mill, cyclone and gravity circuit) (refer Figure 3 and 4)
  Leach tanks (X3)
  Detox tank
  Elusion complex
  Main feed conveyors and jaw crusher

Figure 3

Figure 4

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

The following components are in progress, integrated with the above

  Gold room
  Piping, electrical and control systems

In addition to site construction work, a number of other activities are ongoing, including:

  Procurement
  Steel and other fabrication off site
  Intense project management activities, controlled by a steering committee supported by an independent Quantity Surveyor Contractor

Delivery of the following long lead items was completed during the quarter:

  Return water pond (refer Figure 5)
  Jaw crusher and conveyor from emergency stockpile (refer Figure 6)
  Elution tank (refer Figure 7)
  Raw and process water tanks (refer Figure 8)
  Thickener (refer Figure 9)
  Silo (refer Figure 10)

Figure 5	Figure 6

Figure 7	Figure 8

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Figure 9	Figure 10

Panorama photo taken from the top of the silo on August 4, 2010 (see Figure 11):

Figure 11

Cold and hot commissioning of the various components is scheduled to commence once permanent power has been established on site (August 8, 2010). It is expected that carbon will be loaded with metal toward the end of August with the first gold pour planned for September 2010.

Tailings Storage Facility (TSF)

Construction of TSF with capacity to match early production profiles is complete. Completion of the full capacity TSF and raw water storage dam facilities will occur during Q3 2010 (refer Figure 12).

Figure 12

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

General surface infrastructure

a.	Power

Eskom, has committed to meeting the phased power demand requirements of the Burnstone Project; activities include the refurbishment of an existing line, and construction of a new section of a power line to the mine site. An environmental basic assessment report was completed during the quarter for the construction of the power line to the Burnstone project and Eskom also completed negotiating servitude rights with owners of surface land that will be crossed by the power line. Construction of the line was completed in early August 2010.

Construction of the 88/11kV main on-site substation is complete (refer Figure 13 and 14). Switching onto the main power grid is scheduled for August 8, 2010. On-site power reticulation is expected to be completed by August 20, 2010.

Figure 13	Figure 14

Following the first construction phase, certain steps will take place to allow power supply to gradually build – up to the full 51MvA, and the completion of the second line, by the end of 2010. The aim of the stepped build-up is risk mitigation, rather than increased capacity.

b.	Ventilation shaft

Reaming of the 1,013 ft (305 m) ventilation shaft is complete (refer Figure 15 and 16). An unexpected collapse of the sidewall close to surface (related to the presence of a coal seam) necessitated additional support work to be conducted. A 27 ft (8 m) steel sleeve was installed and the subsided area was backfilled with concrete to stabilize the top portion of the shaft. Final assembly of the support stage will commence once the internal support of the first 332 ft (100 m) has been completed. The coal seam which is approximately 100 ft (30 m) thick will be supported with shotcrete, mesh and lacing and the rest of the 100 m will be supported mainly with long anchors as required. Concurrently installation of three 720 kW main fans will take place. Mechanical work is at 60% completion and commissioning is scheduled for October, 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Figure 15	Figure 16

 Underground evaluation

Underground drilling, totalling 6,409 ft (1,942 m) for the quarter, continues to be focused on Blocks B and C, involving delineation and infill holes to support the mine plan. The number of operating rigs has remained at four, and higher drilling rate efficiencies are achieved through the establishment of better water supply, fewer power outages and improved rig management.

The infill drilling of Block C has provided more clarity about the location of a diabase sill, which has, in some places, displaced the Kimberley Reef into the hanging or footwall. This information has also resulted in a revised geological model, with C - Upper, - Middle and – Lower Blocks being delineated at different elevations. The mine development plan has been modified to accommodate the necessary change in access development. The Kimberley Reef has been intersected in the C-Middle Block, as predicted. The C-Lower Block will continue to be delineated through surface and underground drilling as infrastructure permits.

A total of 1,863 channel samples were taken during the quarter, mostly from workings in Block B. This detailed evaluation data is taken from the side-walls of the drive and stope faces, and is being integrated into revised sedimentological and grade distribution models.

Mining Right Surface Drilling

Five boreholes, totalling 7,257 ft (2,199 m), were completed during the quarter. The program has provided further infill and evaluation control for the development of B and C Blocks in Area 1.

Exploration outside the Mining Right

During the quarter the South Rand Basin (“SRB”) Project was registered, and a dedicated budget approved. The SRB Project will focus on the implementation of work programs outside the mining right. The evaluation of sub-cropping mineralization in four areas is also being reviewed.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Long Hole Stoping (“LHS”)

Good progress has been made with the LHS trial. The initial test was to ensure that the drilling accuracy can be maintained. This together with cleaning the stope through throw blasting has been achieved in the first 3 stopes. Optimizing the blasting has started and 2 additional stopes have been blasted; another 12 have been drilled and are ready to be blasted. Opening up of mining blocks is proceeding well, and will enable the buildup of LHS production. The focus and priority at this stage remains on reef development to ensure that a number of stopes are opened up to allow for some flexibility in the mine plan. Six panels have already been blasted, 7 panels are pre-drilled, 18 panels are available for drilling and 21 panels are opened up but will serve as short term pillars to protect services until the other panels are blasted and services rerouted (see figure 17). The mine has started to evaluate vacuum and water jet cleaning and will have results to report on in the next quarter.

LHS BLASTED AND PRE-DRILLED – B BLOCK

Figure 17

Human capital

The staff build-up has gained good momentum, increasing the complement of employees from 266 to 388 at quarter end with the anticipation that the number of employees will reach approximately 650 by the end of Q3 2010. The majority of these new employees are expected to be in mining and engineering positions. The number of contracting employees has peaked; 1,425 contractors are currently on site at Burnstone and will decrease rapidly as soon as the metallurgical plant has been completed. Burnstone has conducted two additional recruitment drives in the host communities of Dipaleseng during the second quarter of 2010 and, as a result, a further 180 people have been identified who have the potential for development toward mining and associated career paths. Our experience has shown that a ratio of 65% qualified and experienced personnel to 35% new employees to the industry seem to have the best possible results to create an environment for “safe” skills transfer to take place.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Further to our own initiatives to train and develop our employees and teams the Company has partnered with Grinaker and Sandvik, two of our contractors at Burnstone, which will focus on the ongoing capital development and planned maintenance of our mechanized fleet and will also assist with transferring key mining and maintenance skills to our new employees.

Remainder of fiscal 2010

The full integration of all the major capital projects will be completed during the remainder of 2010. The key focus remains on delivering the project and reaching commercial production by end of September 2010. Commissioning of the mill will commence in August 2010 with the first ore being fed into the system. Loaded carbon will be produced in August 2010, and it is anticipated that the gold room will be completed and the first gold poured on site in September 2010.

1.2.4	Rusaf properties, Tanzania and Russia

During the second quarter of 2008, the Company entered into a Plan of Arrangement (“Rusaf agreement”) and acquired the remaining 63% of Rusaf Gold Ltd (now called GBG Rusaf), which holds mineral rights in Tanzania and Russia.

Property information

In Tanzania, exploration programs are being conducted in two separate geological terrains, namely the Archean (2.7 -3.3 billion years old “Ga”), greenstone-hosted, Lake Victoria Goldfields (north-west) and the Proterozoic (2.2 -1.6 Ga) Lupa Goldfields (south-west). The Company also manages a joint venture with Barrick Africa in the Geita Belt of the Lake Victoria Goldfields.

In addition, the Company owns mineral rights on the island of Kurils (east Russia) where an initial phase of diamond drilling was done in 2008, aimed at establishing indicated mineral resources in the main project area.

Settlement of contingent payment requirement

The Rusaf agreement provided for additional Great Basin shares to be issued in the first three years from closing, contingent upon gold discoveries above a threshold of 500,000 ounces in size being made on certain mineral prospects held by GBG Rusaf. In the event of such discoveries, the Company would issue shares valued at the higher of closing price on date of acquisition ($3.30) or then-prevailing market price to the former GBG Rusaf shareholders on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton).

The Company also agreed to spend a minimum of $15 million and up to a maximum of $27 million in terms of the agreement to explore the acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure would also be contingent upon gold discoveries above a threshold of 500,000 ounces in size being made on certain mineral prospects held by GBG Rusaf.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

In connection with this contingent payment requirement, the Company issued 3,073,773 shares in January 27, 2010 with a total value of $5.5 million. During May 2010, the terms of the remaining liability were amended and settled in full through the issuance of 7.5 million shares in June 2010, thus eliminating any further discovery-contingent common share issuance requirements as well as eliminating the mandatory exploration expenditure timetable. The Company now holds all the Tanzanian and other Rusaf prospects outright without further obligations in terms of the Rusaf agreement.

Exploration programs

In Tanzania, the project team concluded that there is a considerable amount of preliminary exploration work still left to be completed on the properties. A number of permits are held that extend over significant strike extents of prospective structures, and which still require systematic exploration and potentially, follow-up drilling. This process could ultimately allow a sizeable reduction of area of permits held.

An initial target prioritization exercise has been completed, and this work continues to be supported with desk-top structural studies of airborne magnetic data and integration of gravity, geochemical and drilling data. The Imweru prospect (Geita West) remains a key follow-up target, with extensive drilling required to fully evaluate the 9 km long shear corridor. Subject to orientation studies, Mobile Metals and Iron (“MMI”) geochemical surveys are planned on a number of covered structural targets. The Lupa Goldfield has also provided a number of follow-up targets, and work is progressing to seek a balanced prioritization with drilling and trenching programs to augment infill geochemical surveys.

The Kurils Project in Russia still requires a significant amount of phased exploration programs in order to generate a significant mineral resource base. The Company plans to dispose of this property.

Remainder of fiscal 2010

Exploration programs and budgets have been compiled for Tanzania exploration during 2010. The work programs in Tanzania will advance a number of priority exploration targets in the Lake Victoria and Lupa Goldfields to the drilling stage, as well as allowing for follow-up drilling investigations on a number of advanced targets. Structural studies will provide a basis for further target prioritization.

1.2.5	Tsetsera Property, Mozambique

The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007. The purpose of the joint venture is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

The Company has an 80% interest in the joint venture, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

The Company manages the joint venture and is responsible for the day to day management of the exploration and other activities to be conducted.

Property information

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments).

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

An initial soil sampling and ground geophysics program was completed on the property during 2008. A shear corridor in excess of 2,500 m in strike and 400 m in width has been identified for follow-up investigation. Although the project was placed on care and maintenance during 2009, a decision has since been made to continue with the joint venture. Permits were renewed in November 2009.

Plans for fiscal 2010

Field work planned for the remainder of 2010 includes further investigation of shear-hosted mineralization, including systematic trenching of geochemical and geophysical targets, with a goal to identify drill targets later in the year.

1.2.6	Market Trends

Gold opened at US$1,115 on April 1, 2010 and increased to US$1,261 on June 28, 2010, which was also the highest closing price during the quarter, before it closed at US$1,244 on June 30, 2010.

The share price of Great Basin is impacted by the risk profile of the Company and the appetite in the market for risk. The share price remained under pressure during the quarter due to the development phase of the Company’s projects. After opening at $1.73 on April 1, 2010 the share price traded at an average of $1.76 throughout the quarter and closed at $1.69 on June 30, 2010.

The current short position in the shares remains at record highs which further impacts on the volatility in the share price. The 57.5 million warrants (strike price of $1.60 exercisable before October 15, 2010) contributes to the short position which is expected to close out as these warrants are exercised. The Company has seen some of the warrants exercised during the quarter and further interest from market players.

1.3	Summary of Quarterly Results

In thousands of Canadian dollars, except per share figures and number of shares. Small differences may arise due to rounding.

	Jun 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
	2010	2010	2009	2009	2009	2009	2008	2008
Current assets	84,904	95,066	129,301	78,854[2]	131,545[2]	168,937[2]	53,606[2]	18,143[2]
Mineral properties	244,998	223,864	222,919	254,648	257,247	257,639	259859	256,424
Other assets	333,284	238,435	196,064	157,345[2]	123,592[2]	71,884[2]	51,735[2]	35,586[2]
Total assets	663,186	557,365	548,284	490,847	512,384	498,460	365,200	310,153
Current liabilities	89,467	60,295	72,974	27,324	25,369	18,881	27,446	14,240
Future income taxes and other liabilities	189,946	133,071	101,597	86,527	90,570	82,844	80,546	47,307
Shareholders’ equity	386,773	363,999	373,713	376,996	396,445	396,735	257,208	248,606
Total liabilities and shareholders’ equity	663,186	557,365	548,284	490,847	512,384	498,460	365,200	310,153
Working capital[1]	15,400	48,987	91,624	47,728[2]	98,591[2]	145,137[2]	20,460[2]	2,521[2]

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

	Jun 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
	2010	2010	2009	2009	2009	2009	2008	2008
Revenue	37,940	6,822	-	-	21,876	11,861	16,920	-
Expenses	(43,340)	(13,334)	(8,365)	(16,382)	(35,492)	(21,944)	(43,085)	(34,805)
Loss for the period	(5,400)	(6,512)	(8,365)	(16,382)	(13,616)	(10,083)	(3,693)	(31,129)
Basic and diluted loss per share	$0.02	$0.02	$0.03	$0.05	$0.04	$0.04	$0.01	$0.15
Weighted average Number of common Shares outstanding (thousands)	340,609	336,893	333,856	333,531	333,215	238,364	215,162	214,345

1 Working capital includes cash and cash equivalents, accounts receivable, inventory and accounts payable and is considered a non-GAAP measure.
2 Certain prior quarter’s amounts have been reclassified to conform to fiscal 2009 year presentation. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

1.4	Results of Operations

For the quarter ended June 30, 2010, the Group incurred a pre-tax loss of $5.5 million compared to a pre-tax loss of $6.4 million in the previous quarter and $11.1 million in the quarter ended June 30, 2009.

Loss per share reduced 50% compared to the corresponding quarter and six months of 2009 and remained unchanged from the first quarter of 2010 due to increased non-cash charges incurred during the quarter.

Pre-development costs incurred at the Hollister project are expensed until such time as the required permitting is granted to allow for full-scale underground mining.

Revenue

Gold and silver ounces sold were recovered from ore extracted through trial mining activities at our Hollister project. The table below provides a summary of ore tons treated through various processing facilities:

	3 months	3 months	6 months	6 months
	ended June 30	ended June 30	ended June 30	ended June 30
	2010	2009	2010	2009
Ore tons treated/sold – Newmont agreement	30,722	29,076	30,722	35,916
Ore tons treated/sold – Esmeralda mill	17,418	N/A	25,348	N/A
Total ore tons treated/sold	48,140	29,076	56,070	35,916

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

The table below provides a summary of Au eqv oz sold that was recovered through the various processing facilities.

	3 months	3 months	6 months	6 months
	ended June 30	ended June 30	ended June 30	ended June 30
	2010	2009	2010	2009
Au eqv oz recovered – Newmont agreement	25,632	26,517	25,632	44,706
Au eqv oz recovered – Esmeralda mill	13,786	N/A	19,848	N/A
Total Au eqv oz recovered	39,418	26,517	45,480	44,706

13,786 gold equivalent ounces, recovered through our Esmeralda mill, were sold during the quarter, generating proceeds of $16.7 million, which represents an increase of 126% over the 6,109 Au eqv. oz sold during the previous quarter. A further 25,632 Au eqv. oz were sold under the ore purchase agreement with Newmont, bringing the total Au eqv. oz sold for the quarter to 39,418. Net revenue recognized on the ounces sold to Newmont amounted to $23.2 million, after deduction of $5.4 million for milling charges in terms of the agreement.

Net revenue for the quarter ended June 30, 2009 amounted to $21.9 million after deducting toll milling charges of $6.3 million on the sale of 26,517 Au eqv. oz..

Production costs

The Company values inventory using the weighted average method. Production costs recognized in the income statement are therefore influenced by the capitalized production costs included in opening inventory for the reporting period as well as direct and indirect production costs incurred during the reporting period. The size of the stock pile at the Hollister project resulted in a significant time difference between trial mining and processing with these costs only being recorded in the income statement when the recovered metal is sold.

The following table provides a breakdown of the production costs incurred on the various milling arrangements.

	3 months	3 months	6 months	6 months
	ended June 30	ended June 30	ended June 30	ended June 30
	2010	2009	2010	2009
Production costs – Newmont agreement ($’000)	$14,281	$14,073	$14,281	$19,391
Production costs – Esmeralda mill ($’000)	$10,545	N/A	$16,212	N/A
Total production costs ($’000)	$24,826	$14,073	$30,493	$19,391
Production cost per ton – Newmont agreement	$465	$484	$465	$540
Production cost per ton – Esmeralda mill	$605	N/A	$640	N/A
Production cost per Au eqv oz – Newmont agreement	$557	$530	$557	$434
Production cost per Au eqv oz – Esmeralda mill	$765	N/A	$817	N/A

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Production costs under the Newmont agreement exclude milling charges as these have been deducted from gross revenue. The table below provides the restated production cost for the Newmont agreement if milling charges are included in production costs to allow for a like-for-like comparison.

	3 months ended June 30 2010	3 months ended June 30 2010	6 months ended June 30 2010	6 months ended June 30 2009
Production cost per ton – Newmont agreement (including milling charges)	$641	$701	$641	$816
Production cost per Au eqv oz – Newmont agreement (including milling charges)	$768	$768	$768	$655

Production costs for metal recovered through the Esmeralda mill improved16% per ton (Q1 2010: $724) and 20% per Au eqv oz (Q1 2010: $959) from the previous quarter. The improvement is a direct result of the improvement in mill throughput and efficiencies as well as the continuing cost savings campaign. The delay in completing the installation of the second carbon stripping unit and the resultant impact on metal recoveries had an adverse effect on the production cost per ounce sold. The year to date recovered grade through the Esmeralda mill is 0.80 Au eqv oz p/t compared to 0.93 Au eqv oz p/t planned. This 14% variance alone results in a cost of $107 per Au eqv oz.

The table below provides a summary of cash production costs for metal recovered through the Esmeralda mill:

	3 months ended June 30, 2010	3 months ended March 31, 2010	6 months ended June 30, 2010
Cash production cost per ton	$587	$636	$602
Cash production cost per Au eqv oz	$741	$825	$769

Refer to 1.13.3 for the reconciliation of cash production cost to total production cost. Cash production costs for metal produced through the Esmeralda mill for the quarter amounted to $587 per ton consisting of $412 (Q1 2010: $454) mining and $175 (Q1 2010: $169) milling and haulage costs and was 8% lower than the previous quarter. On an Au eqv oz basis cash production costs for the quarter was 10% lower than in the previous quarter and consisted of $540 (Q1 2010: $601) mining and $201 (Q1 2010: $224) milling and haulage costs. The refurbishment project at the Esmeralda mill continued during the quarter which impacted on the mill capacity and recoveries. Carbon was shipped off-site for melting into dore bars which adds approximately $25 to the operating costs of the mill. The installation and commissioning of the second carbon stripping vessel will allow for all carbon to be treated on site from Q3 2010.

Exploration expenses

The exploration expense for the quarter was to $2.6 million compared to $2.3 million in the previous quarter and $4.4 million during the quarter ended June 30, 2009 due to the on-going focus on cost management. These costs predominantly relate to underground exploration at our Hollister property which amounted to $2.1 million for the quarter.

Pre-development expenses

The pre-development expenditures relate to underground development at our Hollister Project and amounted to $3.8 million during the quarter compared to $2.9 million in the previous quarter and $8.5 million for the quarter ended June 30, 2009. The decrease year on year is due to less waste development being conducted due to the focus on ore development and extraction through trial mining.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Environmental impact study (“EIS”)

Activities on the EIS project has increased significantly as the project moves through the detailed project plan as agreed between the Company and the BLM.

Foreign exchange gain (loss)

This movement predominantly relates to the fluctuation between the Canadian and United States dollar on the Senior Secured Notes and Export Finance Facility as these are denominated in US$.

Stock based compensation

The income statement charge relating to this non-cash expense is influenced by the quantum and timing of stock options that are issued.

Profit on disposal of available-for-sale financial assets

The Company disposed of its investment in Kryso Resources Plc. during June 2010 for a net consideration of $3.5 million (GBP2.3 million). The disposal of the investment was in accordance with the Company’s strategic longer term objectives.

1.5	Liquidity

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term operating cash requirements.

The Company generated net cash of $6.6 million in operating activities during the quarter, compared to the $18.6 million utilized in the previous quarter and $6.1 million generated during the quarter ended June 30, 2009. The pre-development costs incurred at the Company’s Hollister project are being expensed and are also included under cash generated in operating activities as opposed to investment activities where capital is included.

Cash utilized in investment activities increased to $48.5 million during the quarter, compared to $29.8 million in the previous quarter and $41.5 million in the quarter ended June 30, 2009. Included in the cash flow for June 2009 was a $15 million payment relating to the construction of the Eskom power line. This increase quarter on quarter is due to increased development activities as the Burnstone project is being completed, the mill refurbishment project at Esmeralda as well as $5.9 million being contributed to restricted cash (refer 1.7) . $3.5 million was received on the disposal of our investment in Kryso Resources Plc.

The Company successfully negotiated the restructuring of the put option on the 51,500 Senior Secured Notes (the “Notes”) issued in December 2008 with a settlement value of US$61.8 million. Pursuant to the restructuring, the Company settled 6,925 Notes on May 26, 2010. The $8.5 million (US$8.3 million) was settled by the issuance of 2,234,168 common shares to the note holders at a price of $1.75 (US$1.72) and cash payments of $4.6 million (US$4.5 million). The put option on 29,575 Notes ($37.8 million settlement value (US$35.5 million)) was cancelled and, therefore, the put options will only remain on 15,000 Notes (($19.2 million settlement value (US$18 million)). The cancellation of the put option removes the potential repayment of $37.8 million (US$35.5 million) on the Notes by December 2010 and provides the Company with the flexibility to settle the Notes any time on or before December 12, 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

In May 2010, the Company also closed a $50 million (US$47 million) export finance facility (“the facility”) with Credit Suisse Ag. The facility has a maximum term of 4 years from date of draw down, will be repaid in 13 quarterly consecutive installments, commencing on May 26, 2011, 12 months after the draw down and bears interest at a margin of 4% over the USD LIBOR rate. The USD LIBOR rate will be fixed on a quarterly basis, two days before the forthcoming interest due date. The Company has the option to retire the loan 12 months after draw down at no additional costs. The Burnstone project and certain subsidiary guarantees serve as security for the facility.

During August 2010, the Company and Credit Suisse agreed on an additional $27 million (US$25 million) to be advanced under the current facility. The increase was granted under the same terms as the original facility, with changes to the gold hedging program. As at the date of this MD&A, $27 million (US$25 million) remains available for draw down under the facility.

The public offering that closed in March 2009 included 57.5 million warrants with a strike price of $1.60 per share ($92 million in total) that expire on October 15, 2010. Although the Company’s share price has been trading above the strike price of the warrants and management remains positive that the warrants will be exercised, it cannot be guaranteed.

At June 30, 2010, the Company had working capital1 of approximately $15.4 million.

1 Working capital includes cash and cash equivalents, accounts receivable, inventory and accounts payable and is considered a non-GAAP measure.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.6	Capital Resources

At June 30, 2010, the Company had 348,004,927 common shares issued and outstanding. A further 86,177,552 share purchase warrants and 20,839,797 share options were outstanding. As of the date of this MD&A there was no other material change to the number of shares, warrants or options outstanding.

1.7	Off-Balance Sheet Arrangements

(a)	Financial guarantee

In connection with a series of transactions entered into during 2007 with Tranter Burnstone (a black empowerment enterprise) and other parties, Tranter Burnstone became the owner of 19,938,650 shares of the Company. The Company, through certain of its subsidiaries, agreed to provide a guarantee to lend up to $11million (ZAR 80 million) to Tranter Burnstone to cover any shortfall in certain future interest payments required of Tranter Burnstone on a loan outstanding to Tranter Burnstone from Investec. During 2008 the Company also advanced $5 million (ZAR 37 million) on behalf of Tranter Burnstone, on an unsecured basis, to cover a shortfall in a margin account related to the loan to Tranter Burnstone from Investec.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

In May 2010, the Company negotiated an amendment to the guarantee in order to secure the release by Investec of the margin deposit and to allow certain of the Company’s subsidiaries to provide security in connection with the Term Facility Agreement. The amended guarantee requires Southgold Exploration (Pty) Ltd (“Southgold”), a wholly owned subsidiary of the Company, to lend up to $20 million (ZAR 140 million) to Tranter Burnstone to cover any shortfall in interest or principal repayments on the loan outstanding by Tranter Burnstone to Investec. Any advances to Tranter Burnstone under this guarantee are due to be repaid in installments from 2014 to 2017, with interest at JIBOR plus 2%.

Security for any advances made pursuant to this guarantee includes a second charge against any shares of the Company held by Tranter Burnstone. Southgold was also required to set aside $11 million (ZAR 80 million) to be utilized for any advances required to be made to Tranter Burnstone under the guarantee. This amount has been recorded as restricted cash in non-current assets.

The Company has estimated the initial value of the guarantee to be $2.4 million and has recorded this in other liabilities. The obligation of certain Subsidiaries of the Company to obtain Investec’s consent to provide guarantees to third parties has also been cancelled.

(b) Hedging program

In connection with the Term Facility Agreement (“the agreement”), the Company is required to enter into a hedging program for 105,000 Au oz from the Burnstone project for the first 4 years of production. Under the terms of the agreement, the Company will execute a hedging program on an unmargined zero cost collar basis in August 2010.

1.8	Contractual obligations

Payments due by period (CAD millions)
	Total (million)		Less than one year (million)	1 to 5 years (million)		More than 5 years (million)
Exploration commitment	$1.8	$	Nil	$1.8	$	Nil
Environmental commitment	1.5		0.5	0.4		0.6l
Senior secured notes	61.4		21.4	40		Nil
Convertible debentures	171.6		10.1	161.5		Nil
Term facility agreement	56		4.9	51.1		Nil
Finance lease liability	3.7		3.4	0.3		Nil
Operating lease obligations	0.5		0.2	0.3		Nil
Total	$296.5		$40.5	$255.4		$0.6

Exploration commitments

On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Senior secured notes

15,000 Notes are repayable at the election of the holder on 30 days notice after November 12, 2010 and the remaining 29,575 Notes are due on December 12, 2011. The Notes bear interest of 14% per annum with the interest having been prepaid till December 12, 2010.

The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and secured by their assets.

Convertible debentures

The Debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The Company settled the first interest payment in May 2010. The Debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

Export loan facility

In May 2010, the Company closed a $50 million (US$47 million) export finance facility (“the facility”) with Credit Suisse Ag. The facility has a maximum term of 4 years from date of draw down and will be repaid in 13 quarterly consecutive installments, commencing on May 26, 2011, 12 months after the draw down. The facility bears interest at a margin of 4% over the USD LIBOR rate. The USD LIBOR rate will be fixed on a quarterly basis, two days before the forthcoming interest due date. The Company has the option to retire the loan 12 months after draw down at no additional costs. The Burnstone project and certain subsidiary guarantees serve as security for the facility.

Finance lease liability

The principal debt amounts will be repaid in equal monthly installments over a period of 12 to 36 months and bear interest at rates between 6.5% and 22% on outstanding capital. The finance leases are collateralized by the leased assets which had a carrying value of $4.3 million at June 30, 2010.

1.9	Transactions with Related Parties

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties. There were no material related party transactions during the quarter except for the restructuring of the Tranter Burnstone guarantee (refer 1.7) .

Information relating to the Company’s related party transactions is available in the Company’s annual financial statements which are available on SEDAR at www.sedar.com.

1.10	Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the most recent annual consolidated financial statements and a description of an initial adoption of an accounting standard is set out in 1.11 of this document.

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements and are fully disclosed in the most recent annual MD&A for the year ended December 31, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

1.11	Changes in Accounting Policies including Initial Adoption

Effective January 1, 2010, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement of prior period financial statements.

CICA 1506 – Accounting changes

This Section shall be applied in accounting for changes in accounting policies, changes in accounting estimates and corrections of prior period errors. CICA 1506 is amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements for years beginning on/after July 1, 2009. The adoption of this Section had no impact of the Company’s consolidated financial results.

1.12	Financial Instruments and Other Instruments

The Company’s financial instruments mainly consisted of its investment in Kryso Resources Plc (“Kryso”) shares and warrants, which were respectively classified as available-for-sale and held-for-trading financial instruments. These instruments were carried at fair value. Unrealized gains and losses from changes in the fair value of available-for-sale financial instruments were recognized in the statement of operations and comprehensive loss under “other comprehensive loss”, whilst fair value changes on held-for-trading financial instruments were recognized in the statement of operations and comprehensive loss.

During June 2010 the Company disposed of its investment in Kryso for net proceeds of $3.5 million (GBP2.3 million), resulting in a net realized gain on available-for-sale financial instruments of $0.5 million (GBP0.3 million) and a realized net loss on held-for-trading financial instruments of $66,665 (GBP42,704) being recognized in the statement of operations and comprehensive loss.

1.13	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.13.1	International financial reporting standards (“IFRS”)

The Company will be required to convert its accounting framework to International Financial Reporting Standards (“IFRS”) at the latest January 1, 2011. The Company is in the process of evaluating the impact of this required conversion on the financial reporting and disclosure requirements of the Company.

The Company’s IFRS conversion project began during 2009. A formal project plan, governance structure and a project team, including an external advisor, have been established. The project philosophy is to align with current accounting practices and, where possible, to minimize the impact of any changes to the business. Regular reporting is provided to senior management and the Audit Committee of the Board of Directors.

The IFRS conversion project consists of four phases: diagnostic; design and planning; implementation; and post implementation. To date, the Company has completed the diagnostic phase, which involved a high-level review of the major differences between Canadian GAAP and IFRS. This assessment has provided insight into those areas that will be impacted by the conversion. These areas include the valuation of compound financial instruments, accounting for property, plant and equipment, the effects of changes in foreign currency exchange rates and alternatives available under IFRS 1 – First Time Adoption of IFRS.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

The next phase of the conversion project plan, design and planning is now underway where the Company is calculating the effect of these identified differences on the opening balance sheet, income statement and statement of equity as well as the comparative information that will be included in the first reporting period under IFRS. Additional disclosures will also be required under IFRS and the Company is in the process of assessing the requirements and design the revised layout of its interim and financial statements under IFRS.

The Audit Committee will complete their review process, including IFRS 1elections, during November 2010.

1.13.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at June 30, 2010. As of the date of this MD&A there was no other material change to the number of shares, warrants or options outstanding.These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Share Capital Structure
Equity type	Expiry date	Exercise price	Number granted (thousands)	Total (thousands)
Common shares				348,005
Share purchase options	November 9, 2010	$3.12	130
	December 31, 2010	$1.14	400
	February 4, 2011	$3.00	177
	February 18, 2011	$2.95	50
	March 18, 2011	$3.57	90
	April 30, 2011	$2.45	450
	May 21, 2011	$3.47	150
	August 18, 2011	$2.78	320
	October 30, 2011	$1.50	542
	December 11, 2011	$1.25	3,753
	February 11, 2012	$1.75	3,427
	April 18, 2012	$2.68	90
	July 15, 2012	$1.49	600
	October 9, 2012	$1.65	340
	February 10, 2013	$1.78	950
	March 26, 2013	$1.74	3,511
	April 10, 2013	$3.60	110
	December 11, 2013	$1.25	255
	January 14, 2014	$1.35	825
	February 11, 2014	$1.75	690
	April 12, 2014	$1.49	2,380
	July 15, 2014	$1.49	100
	March 26, 2015	$1.74	1,500	20,840
Warrants	September 30, 2010	ZAR20.78	1,685
	October 15, 2010	$1.60	56,500
	December 12, 2011	$1.25	26,994	85,179
Convertible debentures	November 30, 2014	$2.15	58,837	58,837
Fully diluted shares				512,861

Out of plan options to acquire 842,218 shares at exercise prices ranging between $0.25 and $0.60 and expiry dates of December 31, 2010 and June 2, 2012 respectively remain outstanding in connection with the acquisition of Rusaf.

1.13.3	Non GAAP measures

The Company makes reference to certain non-GAAP measures in its reporting and believes that these measures, in addition to conventional measures prepared in accordance with GAAP, are used by certain investors to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

Cash cost

The Company reports total cash cost on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. Cash cost includes direct development, mining and processing costs incurred in the recovery of and disposal of Au and Ag as well as allocated overhead charges.

The reconciliation of production cost to cash cost is presented below:

	Quarter ended June 30, 2010 ($’000)	Quarter ended March 31, 2010 ($’000)	Six months ended June 30, 2010 ($’000)
Production cost relating to metal produced through the Esmeralda mill	$10,545	$5,667	$16,212
Less amortization and non-cash overhead costs included in production cost.	(323)	(626)	(949)
Total cash production costs for the period	$10,222	$5,041	$15,263
Gold equivalent ounces sold	13,786	6,062	19,848
Ore tons milled for ounces sold	17,418	7,930	25,348
Cash cost per gold equivalent ounce sold	$741	$791	$769
Cash cost per ton	$587	$636	$602

1.13.4	Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

There have been no significant changes in disclosure controls and procedures during the period ended June 30, 2010, that could have affected or are reasonably likely to affect the Company’s internal control over financial reporting.

1.13.5	Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2010

There have been no significant changes in internal controls over financial reporting that have affected or are reasonably likely to affect its internal control over financial reporting during the period ended June 30, 2010.